UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 9

to

ANNUAL REPORT

of

QUÉBEC
(Name of Registrant)

Date of end of last fiscal year: March 31, 2014

SECURITIES REGISTERED*
(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Jean-Claude Lauzon

Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copies to:

Robert E. Buckholz	Bernard Turgeon
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	12 rue Saint-Louis
New York, N.Y. 10004-2498	Québec, Québec, G1R 5L3, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2014 (the “Annual Report”) as follows:

The following additional exhibits are hereby added to the Annual Report:

Exhibits:

(1.1)

Amended and Restated Distribution Agreement, dated January 30, 2015, among Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC., RBS Securities Inc. (collectively, the “Agents”) and Québec;

(4.1)	Form of Notes, dated January 30, 2015, between Québec and Citibank N.A, as fiscal agent;

(5.1)	Opinion and consent of Miller Thomson LLP, Québec and Canadian Counsel to Québec;

(5.2)	Consent of Stikeman Elliott LLP, Canadian Counsel to the Agents;

(5.3)	Consent of Sullivan & Cromwell LLP, special United States tax Counsel to Québec.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 9 to be signed on its behalf by its authorized agent.

QUÉBEC

By:
Name:	Bernard Turgeon
Title:	Associate Deputy Minister

Date: January 30, 2015